

September 28, 2011

<u>Via E-mail</u>
David M. Sparby
Chief Financial Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

> **Re:** **Xcel Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2011**
> **File No. 001-03034**

Dear Mr. Sparby:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director